UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2026
Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F ☒ Form 40-F ☐
CADELER A/S: REPORTING ON TRANSACTIONS IN CADELER A/S SHARES BY PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM
Copenhagen, 2 November 2026: Cadeler A/S (“Cadeler”) has received notifications pursuant to article 19 of the Market Abuse Regulation (EU) no. 596/2014 of the below transactions related to shares in Cadeler A/S made by persons discharging managerial responsibilities in Cadeler A/S and/or persons closely associated with them.
The following persons have made the transactions described in the attached notifications on the dates set out therein:
•Mikkel Gleerup, Chief Executive Officer;
•Peter Brogaard Hansen, Chief Financial Officer;
•Emanuele A. Lauro, Vice Chair of the Board of Directors;
•BW Altor Pte. Ltd., a person closely associated with Andreas Sohmen-Pao, Chair of the Board of
Directors;
•Scorpio Holdings Limited, a person closely associated with Emanuele A. Lauro, Vice Chair of the
Board of Directors;
•Scorpio Services Holding Limited, a person closely associated with Emanuele A. Lauro, Vice Chair of the Board of Directors;
•Niki Invest ApS, a person closely associated with Ditlev Wedell-Wedellsborg, a member of the Board of Directors;
•James B. Nish, a member of the Board of Directors; and
•Cadeler plc, a person closely associated with all members of the Board of Directors and Executive
Management.
Please see the attached files for further details.
For further information, please contact:
Cadeler Press Office: press@cadeler.com
Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com
Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com
About Cadeler
Cadeler A/S (Cadeler) is a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance.
With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York
Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com.
Reporting of transactions made by persons discharging managerial responsibilities and persons closely associated with them in Cadeler A/S’ shares

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	Mikkel Gleerup
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction
Tendering of 308,497 Cadeler A/S shares in the voluntary
offer by Cadeler plc to all holders of shares in Cadeler A/S, nominal value of DKK 1 each, to exchange each Cadeler A/S
share for 1 share in Cadeler plc, nominal value of USD 1 each

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	308,497
d)	Aggregated information -Aggregated volume -Price	Average price per share: N/A -Total number of shares: 308,497 shares -Total price: N/A
e)	Date of the transaction	2 November 2026
f)	Place of the transaction	XOFF – Outside a trading venue

4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	American Depositary Shares (ADSs) each representing four (4) Cadeler A/S shares ISIN US12738K1097
b)	Nature of the transaction
Tendering of 4,000 Cadeler A/S ADSs (representing 16,000
shares) in Cadeler plc’s voluntary offer to exchange each
Cadeler A/S share, nominal value DKK 1, for 1 Cadeler plc
share, nominal value USD 1. Each ADS is exchanged for 4
Cadeler plc shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	16,000
d)	Aggregated information -Aggregated volume -Price	Average price per share: N/A -Total number of shares: 16,000 shares -Total price: N/A
e)	Date of the transaction	2 November 2026
f)	Place of the transaction	XOFF – Outside a trading venue

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	Peter Brogaard Hansen
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction
Tendering of 118,938 Cadeler A/S shares in the voluntary
offer by Cadeler plc to all holders of shares in Cadeler A/S, nominal value of DKK 1 each, to exchange each Cadeler A/S
share for 1 share in Cadeler plc, nominal value of USD 1 each

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	118,938
d)	Aggregated information -Aggregated volume -Price	Average price per share: N/A -Total number of shares: 118,938 shares -Total price: N/A
e)	Date of the transaction	2 November 2026
f)	Place of the transaction	XOFF – Outside a trading venue

4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	American Depositary Shares (ADSs) each representing four (4) Cadeler A/S shares ISIN US12738K1097
b)	Nature of the transaction
Tendering of 500 Cadeler A/S ADSs (representing 2,000
shares) in Cadeler plc’s voluntary offer to exchange each
Cadeler A/S share, nominal value DKK 1, for 1 Cadeler plc
share, nominal value USD 1. Each ADS is exchanged for 4
Cadeler plc shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	2,000
d)	Aggregated information -Aggregated volume -Price	Average price per share: N/A -Total number of shares: 2,000 shares -Total price: N/A
e)	Date of the transaction	2 November 2026
f)	Place of the transaction	XOFF – Outside a trading venue

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	Emanuele A. Lauro
2	Reason for the notification
a)	Position/status	Vice Chair of the Board of Directors
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction
Tendering of 2,065,912 Cadeler A/S shares in the voluntary
offer by Cadeler plc to all holders of shares in Cadeler A/S, nominal value of DKK 1 each, to exchange each Cadeler A/S
share for 1 share in Cadeler plc, nominal value of USD 1 each

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	2,065,912
d)	Aggregated information -Aggregated volume -Price	Average price per share: N/A -Total number of shares: 2,065,912 shares -Total price: N/A
e)	Date of the transaction	2 November 2026
f)	Place of the transaction	XOFF – Outside a trading venue

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	BW Altor Pte. Ltd.
2	Reason for the notification
a)	Position/status	Closely associated person to Andreas Sohmen-Pao, Chair of the Board of Directors
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction
Tendering of 109,352,091 Cadeler A/S shares in the voluntary offer by Cadeler plc to all holders of shares in Cadeler A/S, nominal value of DKK 1 each, to exchange each Cadeler A/S
share for 1 share in Cadeler plc, nominal value of USD 1 each

c)	Price(s) and volume(s)	Price(s)	V o
N/A	1 0
d)	Aggregated information -Aggregated volume -Price	Average price per share: N/A -Total number of shares: 109,352,091 shares -Total price: N/A
e)	Date of the transaction	2 November 2026
f)	Place of the transaction	XOFF – Outside a trading venue

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	Scorpio Holdings Limited
2	Reason for the notification
a)	Position/status	Closely associated person to Emanuele A. Lauro, Vice Chair of the Board of Directors
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction
Tendering of 41,385,792 Cadeler A/S shares in the voluntary
offer by Cadeler plc to all holders of shares in Cadeler A/S, nominal value of DKK 1 each, to exchange each Cadeler A/S
share for 1 share in Cadeler plc, nominal value of USD 1 each

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	41,385,792
d)	Aggregated information -Aggregated volume -Price	Average price per share: N/A -Total number of shares: 41,385,792 shares -Total price: N/A
e)	Date of the transaction	2 November 2026
f)	Place of the transaction	XOFF – Outside a trading venue

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	Scorpio Services Holding Limited
2	Reason for the notification
a)	Position/status	Closely associated person to Emanuele A. Lauro, Vice Chair of the Board of Directors
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction
Tendering of 7,971,033 Cadeler A/S shares in the voluntary
offer by Cadeler plc to all holders of shares in Cadeler A/S, nominal value of DKK 1 each, to exchange each Cadeler A/S
share for 1 share in Cadeler plc, nominal value of USD 1 each

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	7,971,033
d)	Aggregated information -Aggregated volume -Price	Average price per share: N/A -Total number of shares: 7,971,033 shares -Total price: N/A
e)	Date of the transaction	2 November 2026
f)	Place of the transaction	XOFF – Outside a trading venue

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	Niki Invest ApS
2	Reason for the notification
a)	Position/status	Closely associated person to Ditlev Wedell-Wedellsborg, member of the Board of Directors
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction
Tendering of 87,410 Cadeler A/S shares in the voluntary offer by Cadeler plc to all holders of shares in Cadeler A/S, nominal value of DKK 1 each, to exchange each Cadeler A/S share for
1 share in Cadeler plc, nominal value of USD 1 each

c)	Price(s) and volume(s)	Price(s)	V o
N/A	8 7
d)	Aggregated information -Aggregated volume -Price	Average price per share: N/A -Total number of shares: 87,410 shares -Total price: N/A
e)	Date of the transaction	2 November 2026
f)	Place of the transaction	XOFF – Outside a trading venue

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	James B. Nish
2	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction
Tendering of 124,428 Cadeler A/S shares in the voluntary
offer by Cadeler plc to all holders of shares in Cadeler A/S, nominal value of DKK 1 each, to exchange each Cadeler A/S
share for 1 share in Cadeler plc, nominal value of USD 1 each

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	124,428
d)	Aggregated information -Aggregated volume -Price	Average price per share: N/A -Total number of shares: 124,428 shares -Total price: N/A
e)	Date of the transaction	2 November 2026
f)	Place of the transaction	XOFF – Outside a trading venue

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	Cadeler plc
2	Reason for the notification
a)	Position/status	Closely associated person to all members of the Board of Directors and Executive Management of Cadeler A/S
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction
Acquisition of 355,404,839 Cadeler A/S shares in the
voluntary offer by Cadeler plc to all holders of shares in
Cadeler A/S, nominal value of DKK 1 each, to exchange each
Cadeler A/S share for 1 share in Cadeler plc, nominal value of
USD 1 each

c)	Price(s) and volume(s)	Price(s)	V o
N/A	3 5
d)	Aggregated information -Aggregated volume -Price	Average price per share: N/A -Total number of shares: 355,404,839 shares -Total price: N/A
e)	Date of the transaction	2 November 2026
f)	Place of the transaction	XOFF – Outside a trading venue
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 2, 2026CADELER A/S
(Registrant)
By:  /s/ Mikkel Gleerup
Name: Mikkel Gleerup
Title:Chief Executive Officer